Exhibit 99.4

Schedule 5 – Block Listing Six-Monthly Return

1   Name of company:

Wolseley plc

2   Name of Scheme:

Executive Share Option Scheme 1989

3   Period of Return – From:

1 September 2002

To:

28 February 2003

4   Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:

416,803 Ordinary 25p shares

5   Number of shares issued/allotted under scheme during period:

152,061

6   Balance under scheme not yet issued/allotted under scheme at end of period:

2,264,742*

7   Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:

400,000 Ordinary 25p shares listed on 22.06.2001 ref 0007-0003 (utilised)

400,000 Ordinary 25p shares listed on 16.11.2001 ref 00008-0002 (utilised)

350,000 Ordinary 25p shares listed on 20.02.2002 ref RA/Wolseley plc/00009 (utilised)

490,000 Ordinary 25p shares listed on 02.04.2002 ref RA/Wolseley plc/00010

*2,000,000 Ordinary 25p shares listed on 04.11.02 ref RA/Wolseley plc/00011

Please confirm total number of shares in issue at the end of the period in order for us to update our records:

579,444,648

Contact name for queries:

M J White

Contact telephone number:

0118 929 8700

Contact address:

Parkview 1220, Arlington Business Park, Theale, Reading RG7 4GA

Name of person making return:

M J White

Position of person making return:

Company Secretary

Additional Information: